EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$15,209,842.84(1)	$147.60	$2,244.97(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$15,209,842.84
Total Fees Due for Filing			$2,244.97
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,244.97

(1) On March 22, 2024, the Registrant offered to purchase up to 1,347,196 shares of its common stock at a price equal to the net asset value per share as of April 30, 2024. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $11.29 as of February 29, 2024.
(2) Calculated as 100% of the Transaction Valuation.